Exhibit 2

Media Releases
DRD takes strategic stake in GoldMoney.com
26 January 2004
297/04-jmd

SA gold producer’s new gold marketing initiative

Durban Roodepoort Deep, Limited (JSE: DUR; NASDAQ: DROOY; ASX: DRD) today (26 January 2004) broadened its initiatives to expand the gold market by announcing its acquisition of a strategic stake in GoldMoney.com, a leading internet-based gold marketing company.

DRD’s initial investment of US$200 000 (1.4%) comes with an option to increase its stake to $2 million, or 14.3%, at a later stage.

GoldMoney was founded by James Turk, the well known and internationally respected authority on the precious metal.

Turk says: “GoldMoney is the easiest and most economical way to buy and sell gold on the internet, but we see gold not only as a metal but also as a form of currency.

“We believe there is huge potential for gold to be used more for low-cost online payments worldwide, as people are now doing with GoldMoney. Using gold in this way will increase its demand to the benefit of the industry. “

DRD CEO Ian Murray comments: “We’re well known for our belief in gold as money and for some time we’ve been considering ways of actively encouraging private ownership of gold. Gold money, to our mind, is one very direct way. It is particularly attractive for South Africans who, regrettably, cannot own gold in bullion form due to long-standing legal constraints.

“We look forward to growing our association with GoldMoney; to seeing it gain more prominence as international markets seek alternatives to the US dollar as the currency for international trade; and to announcing similar downstream activities into the future.”

In January 2003, DRD began an investigation into various gold beneficiation and marketing options. The company decided on an initial investment in GoldMoney, given its leadership position in the market and the secure, state-of-the-art technology it uses to effect transactions.

GoldMoney has around 10 000 customers in more than 100 countries, while gold held in allocated storage for the company’s clients is close to 30 000 ounces.

The mastery of the website is that gold is stored in vaults globally, and only units of account called goldgrams are exchanged. Just like a share of stock represents an investor’s ownership of a fraction of a publicly traded company, a goldgram represents a buyer’s ownership of a portion of the gold held for GoldMoney customers in a secure vault in London. GoldMoney’s servers keep track of purchasers’ ownership of goldgrams and the gold held is insured by Lloyds of London.

The design and construction of GoldMoney’s system was undertaken by South African IT frontrunner Dimension Data, which plays an ongoing role by managing the company’s database.

For more information go to www.GoldMoney.com

Queries:

South Africa
Ilja Graulich, Durban Roodepoort Deep, Limited
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

Durban Roodepoort Deep, Limited (DRD) ranks among the world’s 10 largest gold producers, with production in the 2003 financial year totaling 870 000 ounces. The company has a track record of success in extending the lives of older mines. In South Africa it owns the Blyvooruitzicht mine and North West Operations (comprising Hartebeestfontein and Buffelsfontein mines), and has a 40% stake in Crown Gold Recoveries (comprising East Rand Prorietary Mines Limited and the Crown dump retreatment operation). In Australasia, a key target area for growth, the company owns the Tolukuma mine in Papua New Guinea (PNG), has a 19.81% interest in Fijian operator Emperor Mines, and a 20% interest in the PNG-based Porgera Joint Venture. DRD has primary listings on the Johannesburg Securities Exchange (JSE:DUR), the Australian stock Exchange (ASX:DRD) and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resources” (which includes “measured”, “indicated”, and “inferred”) in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml